EXHIBIT 99.1

For Immediate Release	Date: April 26, 2023
23-37-TR

Teck Withdraws Separation Proposal
Separation remains the best path to maximize value; Teck will pursue a simpler and more direct separation approach

Vancouver, B.C.  – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced it has determined not to proceed with the consideration by its shareholders at its upcoming annual and special meeting on April 26, 2023 (“the Meeting) of the current proposal to reorganize Teck’s business into two companies: Teck Metals Corp. and Elk Valley Resources Ltd. (“EVR”), and the related items of business in respect of the consideration of the stock option plan for EVR and the shareholder rights plan for EVR.

“On behalf of Teck’s Board, I thank our shareholders for their support and consideration, as well as the feedback shared throughout this process,” said Sheila Murray, Chair of the Board, Teck. “The Board will focus on incorporating the feedback heard into a revised value-enhancing separation to maximize value for shareholders.”

“We received very strong support from shareholders for the goal of separation, which is to unlock value through creation of a premier, pure-play base metals company and a world-class steelmaking coal company. We have also listened and heard the feedback that some shareholders would prefer a more direct approach to separation,” said Jonathan Price, CEO. “Our plan going forward is to pursue a simpler and more direct separation, which is the best path to unlock the full value of Teck for our shareholders.”

“In the interim, Teck is poised for value creation; we are ramping up our flagship QB2 copper project to full production, advancing our industry-leading pipeline of copper growth projects, and safely and responsibly optimizing production at our existing operations,” said Price. “Glencore’s rejected proposals remain a non-starter, with the same flawed structure and material execution risks identified by our Board.”

All other matters to be considered at the Meeting remain unchanged and are further described in the management proxy circular in respect of the Meeting, which is available under Teck’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck's website (www.teck.com). The Meeting will proceed as scheduled at 12 p.m. PDT to consider these other matters.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Cautionary Note Regarding Forward-Looking Statements
This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding plans for a separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements regarding ramping up to full production at Teck’s QB2 copper project and advancement of other copper growth projects; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: actions taken by Glencore in connection with its unsolicited proposal or actions taken by other third-parties with respect to Teck and its assets; unanticipated difficulties at our QB2 project; changes in currency and exchange rates; receipt of permits for our copper growth projects and other factors impacting copper and base metals markets and the global financial system. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors”. Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, Teck does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

2